Exhibit 99.1

Letter To Shareholders

Unprecedented spring storm activity during the 2nd quarter of 2011 adversely and disproportionately impacted our entire year's financial results. Financial results were further adversely impacted by underwriting losses in our auto insurance line and a decline in investment income. Our net loss for the year was just under $5 million, one of the worst annual results in our history.

Stockholders' Equity declined from $43.7 million at year-end 2010 to $38 million, resulting in a year-end book value of $15.41 per share.

Net premiums earned declined approximately $5 million or 8% from the previous year, reflecting increased costs of catastrophe reinsurance (the premiums for which are deducted from net premiums) and our decision to focus less on top line growth and more on underwriting profitability. During 2011 we finalized the termination of a taxicab insurance program in Missouri and began the process of non-renewing all automobile insurance due to continued poor underwriting results. While these actions will continue the trend of no or negative premium growth in the short term, they will allow us to place increased focus on restoring our remaining property programs to underwriting profitability and strengthen our capital position.

As has become increasingly evident with weather patterns fueling storms of increasing severity, catastrophe risk management is a major challenge for our industry. Over the past eight years, four years have been impacted by major catastrophic losses. In this span, we have experienced the largest and second-largest catastrophes in Company history. In two of the aforementioned catastrophe years, we were subjected to two major hurricane events in the same year. Tornado activity has also been at higher levels, including the record tornado losses we experienced in April of 2011. The April 2011 storms will be the most costly non-hurricane related losses incurred in Company history.  Widespread tornado, hail and windstorm events throughout April impacted over 1,600 of our policyholders in the states of Alabama, Arkansas, Georgia, Mississippi, Oklahoma, South Carolina and Tennessee with gross losses (before reinsurance) approaching $13 million.

These events have had a significant impact on catastrophe reinsurance rates, which is a very important factor in managing our risk. While catastrophe reinsurance pricing (the premiums we pay our reinsurers) is unregulated, the premiums we are permitted to charge our policyholders remains for the most part heavily regulated. When operating in a period where catastrophe dynamics are significantly changing, at least in terms of storm frequency and storm strength, this pricing dichotomy presents serious challenges. Our reinsurers are now utilizing sophisticated predictive modeling in evaluating risks, and determining rates. State regulators tend to rely more on historical methods and may succumb to political pressures to keep rate increases to a minimum. This puts us in a position where the price we charge may not reflect the reasonable cost of the risks we are assuming. Hopefully this situation will improve as the industry and the regulators find more common ground. We must continue striving to find ways to better manage catastrophe risk through closely monitoring coastal exposures, state pool participations, reinsurance structure and policy deductibles and pricing.

Expenses have also become an area of increased focus and attention, as cost reduction and efficiency efforts are ongoing. Our insurance margins have been squeezed not only by increased cost for reinsurance but we also face pressures associated with double digit annual increases in employee healthcare cost, among other factors. This increased “fixed cost” per employee is further advancing our need to increase efficiency. While our employees have been and will continue to be a key ingredient in our success, we have to push to do more with less in order to maintain competiveness. This will mean continued efforts to leverage technology and improve employee training and development programs.

We do not anticipate any material changes in our business strategy in the year ahead. We will continue to emphasize internally generated growth in our core insurance lines, maintaining discipline in our underwriting, and continuing to develop our workforce and operating procedures with an emphasis on service and ease of doing business. Emphasis in property and casualty operations will be placed on maintaining acceptable underwriting results, improving underwriting margins and continuing to develop a more geographically diverse business to reduce the potential adverse affects of catastrophes. In our life insurance operations, focus will continue to be placed on work-site product offerings and offering of specialty products through groups and associations, and continued efforts to develop programs where our life and supplemental health products are offered by traditional property agencies.

2011 was a year in which we suffered financially but persevered. Speaking for the Board of Directors and our staff of dedicated employees, while challenges remain, we are committed to the task of regaining lost financial strength and returning the Company to profitability. Your support is greatly appreciated.

/s/ William L. Brunson, Jr.
William L. Brunson, Jr.
President and CEO